UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011.
Commission File Number: 001-31221
Total number of pages: 42

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: November 2, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	DOCOMO Releases Medium-Term Vision 2015 “Shaping a Smart Life”

2.	Medium-Term Vision 2015 - Shaping a Smart Life -

NTT DOCOMO, INC.
President and CEO: Ryuji Yamada
Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
November 2, 2011
DOCOMO Releases Medium-Term Vision 2015 “Shaping a Smart Life”
TOKYO, JAPAN, November 2, 2011 --- NTT DOCOMO, INC. today announced its new Medium-Term Vision 2015 “Shaping a Smart Life” to establish clear steps and initiatives to be implemented in order to realize the company’s Corporate Vision for 2020, “Pursuing Smart Innovation: HEART”. By propelling service innovation and convergence of industries/services with “DOCOMO’s clouds”, DOCOMO will aim to offer enhanced safety and security and deliver more convenient and efficient solutions to people’s everyday lives and businesses, to fulfill smart lives.
•	Initiatives for evolution of mobile services
DOCOMO will provide customers with greater enjoyment and convenience through flexible and expandable services and content in an open environment, in addition to enhancing operability through a diverse lineup of devices centered on smartphones. In addition to offering customers enhanced security environment and customer-support for greater peace of mind, DOCOMO will deliver a highly stable data-communication environment by steadily expanding the capacity and coverage of its ultra high-speed LTE mobile service, Xi™ (“crossy”). Through such efforts to promote the growth of smartphones and Xi usage, DOCOMO aims to increase smartphone subscriptions to 40 million and Xi subscriptions to 30 million by fiscal 2015. As a result of such growth, DOCOMO seeks growth in packet revenue of 1.5 times between fiscal 2011 and 2015.
•	New value creation through convergence of industries/services
With an aim to become an Integrated Service Company, DOCOMO will drive innovation through convergence with various industries and services by collaborating with alliance partners, especially in fields that offer great synergy with DOCOMO’s mobile business. New value will be created in a wide range of business domains covering media/content business, finance/payment business, commerce business, medical/healthcare business, machine-to-machine (M2M) business, aggregation/platform business, environment/ecology business, and safety/security business. Through these efforts, DOCOMO aims to raise revenue from new business to approximately one trillion yen by fiscal 2015, an approximately 2.5 increase over fiscal 2011.
•	Use of cloud and initiatives for building customer trust and delivering peace of mind
DOCOMO will propel service innovation and convergence of industries/services leveraging “DOCOMO’s clouds” (“personal,” “business” and network clouds), to allow people to lead a smart life characterized by enhanced convenience, fulfillment, efficiency and safety/security. DOCOMO will leverage its customer-relations expertise to provide enhanced support to mobile customers and customers in its new businesses. At the same time, the company will expand its social responsibility initiatives and other new countermeasures for enhanced safety and security based on experiences from the Great East Japan Earthquake and aim to become a company trusted by customers even in its new businesses.
For more information about DOCOMO’s medium-term plan please visit:
http://www.nttdocomo.com/about/core_foundation/core_foundation.pdf
For further information, please contact:
  Investor Relations Department
  Tel: +81-3-5156-1111

1

About NTT DOCOMO
NTT DOCOMO is a world-leading mobile operator that is in transition into an Integrated Service Company placing mobile at the core. The company serves over 58 million customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. Please visit www.nttdocomo.com for more information.
Special Note Regarding Forward-Looking Statements
This document contains forward-looking statements, such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this document were derived using certain assumptions that are indispensable for making such projections, in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement.
Xi is a trademark or registered trademark of NTT DOCOMO, INC. in Japan and/or other countries.
Xi is only available to subscribers in Japan.

2

Medium-Term Vision 2015 - Shaping a Smart Life - Nov. 2, 2011 NTT DOCOMO, INC.

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Medium-Term Vision 2015 ^(Summary) "Medium-Term Vision 2015: Shaping a Smart Life" was developed to set out clear steps and initiatives to be implemented in order to realize our Corporate Vision for 2020, "Pursuing Smart Innovation: HEART" ^ Through a diverse lineup of devices centered on smartphones, we will endeavor to offer flexible and expandable services and content in an open environment, while continually making advancements in ease of use in pursuit of greater enjoyment and convenience for customers. ^ As an "Integrated Service Company placing mobile at the core", we will drive innovation through the convergence of mobile with other industries and services, thereby creating new values and markets. ^ By accelerating these efforts for service innovation and convergence of industries/services with "DOCOMO's clouds", we will aim to offer enhanced safety and security and deliver more convenient and efficient solutions to people's everyday lives and businesses, to fulfill smart lives.

Content I^Introduction Positioning of "Medium-Term Vision 2015" Shaping a smart life II. Initiatives for Evolution of Mobile Services 3. Evolution of services/devices 4. Service deployment on smartphones 5. Product lineup Further evolution of services Enhancing safety & security in line with service evolution Advancement of devices driven by new technologies Smartphone/Xi "crossy" subscriptions forecasts To grow packet revenues Measures to accommodate constant growth of traffic Xi "crossy" area expansion plans R&D efforts underpinning DOCOMO's evolution III. New Value Creation through Convergence of Industries/Services - Transformation into an Integrated Service Company placing mobile at the core - 14. 2020 Vision "HEART" - Pursuing Smart Innovation - 15. Convergence of industries/services 16. Actions undertaken for transformation into an Integrated Service Company (1) 17. Actions undertaken for transformation into an Integrated Service Company (2) 18. Toward new market creation 19. Toward further value creation as an Integrated Service Company 20. Principal actions for new market creation 21. Global expansion (1) Global expansion (2) To expand revenues from new businesses IV. Use of cloud and initiatives for building customer trust and delivering peace of mind 24. DOCOMO's clouds 25. New values envisaged by "personal" cloud 26. New business to be created by "business" cloud 27. New communication styles to be offered by network cloud 28. Enhancing Security & Reliance (Expansion of customer support) 29. Promotion of CSR 30. New disaster preparedness measures 31. Toward further improvement of customer satisfaction

^^.Introduction

1. Positioning of "Medium-Term Vision 2015" 2012 2015 2020 (2020 Vision) Pursuing Smart Innovation HEART "Change & Challenge" (through 2012) Medium-Term Vision 2015 "Shaping a Smart Life" Transformation into an Integrated Service Company "Medium-term vision 2015: Shaping a Smart Life" was developed to present the initiatives to be implemented in the period through the fiscal year ending Mar. 31, 2016 toward realizing our 2020 Vision "Pursuing Smart Innovation: HEART" (Fiscal year)

2. Shaping a Smart Life Initiatives for customer satisfaction improvement Initiatives for evolution of mobile services Initiatives for new value creation through convergence of industries/services Help each and every customer lead a smart life ^ Personal life agent ^ Convenience/ fulfillment/efficiency Enjoyment/ pleasure Safety/ security Network cloud "Business" cloud "Personal" cloud DOCOMO's clouds DOCOMO's clouds Platform underpinning a wide range of services for consumers Solutions platform for provision of new business styles Platform that adds value through sophisticated information and communication processing performed on the network "Personal" cloud "Business" cloud Network cloud Aim to bring smart life into reality by propelling the evolution of mobile services and new value creation through convergence of industries/services leveraging DOCOMO's clouds

^^.Initiatives for Evolution of Mobile Services

Enjoyment/convenience d^^^^^ d^^^^ 3. Evolution of Services/Devices Offer flexible and expandable services and content through a diverse lineup of devices centered on smartphones, while continually improving their ease of use in an open environment in pursuit of greater enjoyment and convenience of customers Breadth of services

4. Service Deployment on Smartphones DOCOMO original content portal DOCOMO-operated content market * As of Nov. 2012 DOCOMO's wide array of services Enrich the portfolio of services offered via smartphones To allow a broad range of customers to use our smartphones with greater fun and convenience, we will offer services and ecosystems that can only be made available by DOCOMO and continually work on their advancements. No. of content providers/sites Approx. 3,600 sites (Approx. 700 providers) Approx. 20,000 sites (Approx. 3,000 providers) FY2011 FY2015 Enrich variety of sites and content that take advantage of smartphones' superior expressiveness and operability Approx. 1.5 million Approx. 20 million FY2011 FY2015 Total "dmarket" users (per month) Aim to increase the number of users by enriching the categories/lineup of commodities handled in the market

5. Product Lineup

Offer a product lineup that will match individual needs of customers by incorporating attractive features in a flexible and expandable environment

Product series

New smartphone series

docomo with series — User-friendly & brings more fun to life docomo NEXT series — Innovative & broadens your potential



FY2011 winter-spring models

docomo Tablet



Feature phones

docomo STYLE series

docomo らくらくホン シリーズ



FY2011 winter-spring models

Installation of attractive features

Features strongly demanded by customers

Waterproof



"Osaifu-Keitai" e-wallet



One-seg broadcasting



Infrared data transfer



Introduction of new features/services

Ultra high-speed

Xi クロッシィ

New media

nottv

"Okudake-juden" wireless battery recharging



Features for enhanced safety/security and comfort

Emergency earthquake warning


地震速報

docomo Palette UI



Virus scan

ドコモあんしんスキャン

0

6. Further Evolution of Services Drive further evolution of services to pursue unprecedented convenience and enjoyment Evolution of address book Linkage of address book and SNS Further evolution of services Evolution of data storage "Online safe-deposit" for personal information Multi-device Use of multiple devices with a single ID Evolution of online market Expand variety of commodities handled Evolution of service convergence Convergence with a wide range of services/content Evolution of cyber-physical convergence Expanded use as an authentication platform in everyday life PC Smartphone Tablet

7. Enhancing Safety & Security in Line with Service Evolution Reinforce security environment and customer-support structure, in line with the evolution of services to allow customers to use smartphones and other devices free of concerns Measures against phishing scams "Anshin Mode" (Restriction on use of smartphone features) Advanced spam mail filter An advanced spam mail filter that can be used without any setting by user Enables parents/guardians to set restrictions on smartphone features accessible by children Anshin Mode Disable use of camera Restriction on gaming apps Allowing use of mail Restriction on calling destinations Wi-Fi When accessed a dangerous site... Offer feature to prevent phishing scams in addition to virus scan to create a safer environment for use of smartphones Mail receive setting Rejected domain setting Rejected address setting Rejection of mail with URL Required user setting Past Remote support Restriction on access via Wi-Fi Provide remote operator support to customers using smartphones Mail/Internet settings Basic phone settings Advanced spam mail filter Future Spam mail Application settings Warning: dangerous site Warning! Do you want to jump to this site? hp://www... Virus, spyware, files contaminated with a dubious programs were found after testing this site return view

Sensor jacket for disaster response (Radiation sensor) Sensor jacket for women (UV/alcohol/mouth odor checker) Touch Flick Sensor jacket Intuitive data transfer Convergence with new technologies Advanced concierge features Intuitive UI for information delivery Recommendation using various sensors Meeting minutes compilation using voice recognition Automatic ticket reservation Automatic schedule coordination Wearable technology Large-screen display Recognizes ambient environment Operated by line of sight Eyewear-type device Body temperature measurement 8. Advancement of Devices Driven by New Technologies Pursue comfortable operability and enhanced convenience by incorporating new technologies in devices Recommending technology User interface Battery technology Sensor technology Media convergence Super-rapid battery recharging jacket Time required for full recharge 10 minutes Super-rapid battery charger, long-hour battery

9. Smartphone/ Xi "crossy" Subscriptions Forecasts 2015 2010 2.40 2011 10.20 2015 2010 0.03 2011 1.30 * No. of smartphone subscriptions includes subscriptions to tablet devices. No. of Xi subscriptions includes subscriptions to data communications devices, Wi-Fi and tablets (fiscal year) (fiscal year) 30.00 FY2015 target 30 million Xi (LTE) (Million subs) 40.00 (Million subs) FY2015 target 40 million Smartphone Aim to increase total smartphone subscriptions to 40 million and Xi subscriptions to 30 million within FY2015 by executing various measures for expanded adoption Smartphone subscriptions Xi (LTE) subscriptions

10. To Grow Packet Revenues

Aim to increase total packet revenues for FY2015 to approximately 1.5 times the level of FY2011, by further advancing the services offered primarily on smartphones, expanding the adoption of Xi service and boosting packet revenues.



Packet Revenues
(Revenues)
Approx.
¥1.8 trillion
Approx.
1.5 times
Approx.
¥2.7 trillion
2011
2015
(Fiscal year)

Facilitate migration to smartphones/Xi and acquire new subs

- Offer a diverse product lineup by increasing the variety of Xi-enabled models, etc.
- Realize simple operability that can be used easily even by beginners.
- Reinforce security and support structure to allow use of services free of concerns.

Stimulate usage of new services

- Further enrich portfolio of content offered by "dmenu" and "dmarket".
- Deliver new services including those linked with SNS, Internet services, etc.
- Expand usage opportunities at physical stores leveraging FeliCa, NFC, etc.

Capture demand for tablets and other second mobile devices

- Prepare a rich portfolio of content/applications uniquely available to tablets.
- Create a multi-device environment where users can use a number of devices with a single ID.
- Capture business demand for tablets and other mobile devices by proposing compelling usage scenarios.
- Provide a wide array of devices such as data cards, Wi-Fi routers, etc.

15

11. Measures to Accommodate Constant Growth of Traffic

Accommodate the growth of traffic by optimizing the network primarily through the use of Xi and other technologies to provide customers with a stable communication environment

Projected traffic growth



(Traffic volume)
Approx.
12-fold
Approx.
2-fold
2010
2011
2015
(Fiscal year)

Countermeasures

【Radio access capacity-related measures】

Expansion of network capacity	Facilitate migration to Xi Use of new spectrum bands Use of smaller zones/sectors
Traffic control	Transmit speed control against heavy users
Reduction of network load (data offloading)	Use of Mzone (public wireless LAN) (Increase number of hot spots to 30,000 - 100,000) Use of Femto cells/Wi-Fi (in-premises)

【Introduction of Xi new billing plans (from Oct. 2012) 】

New billing plans	Introduction of speed control, tiered pricing scheme

16

12. Xi "crossy" Area Expansion Plans

Accelerate Xi area expansion toward the target of achieving nationwide population coverage of approx. 98% in FY2014, and aim for early realization of a high-speed communication environment (max. throughput of 100Mbps)



Population coverage
FY2011 Approx. 25%
FY2012 Approx. 60%
FY2013 Approx. 80%
FY2014 Approx. 98%
Bring forward/accelerate area deployment
Area expansion
Prefectural capital-size cities
Major cities
Local cities
All municipalities
Max. throughput
75Mbps
100Mbps*
Xi-related CAPEX
Approx. ¥330.0 billion (FY2010-2012)
Approx. ¥550.0 billion (FY2013-2015)
2011
2012
2013
2014
2015
(Fiscal year)

* Nationwide support of 100Mbps planned to start in FY2014 or thereafter.

17

13. R&D Efforts Underpinning DOCOMO's Evolution

Further accelerate the evolution of mobile networks and promote open innovation to respond swiftly to changes in the market and enable deployment in global markets

Evolution of mobile networks

Realize high-speed, large-capacity network that enables comfortable delivery of services.
Enhance network efficiency and disaster resilience.



LTE-Advanced
-1Gbps-
(Development completion in FY2015)
•Support of new spectrum bands
•Wider bandwidth support (Carrier Aggregation)
•Advancement of MIMO
LTE
-100Mbps-
•Self-organizing network (SON)
• VoLTE
• Ultra-compact BTS
3G
-14Mbps-
High-speed, large-capacity, low-latency, low-cost, low-energy consumption
2012
2015
2020
(Fiscal year)

Evolution of services

Develop a wide variety of innovative service platforms

Mobile spatial statistics



Verification trial in progress

Character recognition API
(Example: Recipe translation)



酸辣湯
サンラータン

Trial started in Sept. 2011

Promote open innovation

Collaboration with technology ventures, etc.



DOCOMO Innovations, Inc.
(Established in Silicon Valley, USA Aug. 2011)

Environmental initiatives

"Green Base Station" concept



Solar battery
Green power controller technology
Fuel cell
Storage battery
Green BS

Planned for introduction in commercial BSs in FY2012

18

^(Integrated Service Company) ^^^^^^^^^^^^^^^^^^^^^^ ^^.^New Value Creation through Convergence of Industries/Services ^^^^^^^^- Transformation into an Integrated Service Company Placing Mobile at the Core -

Past decade: Pursued the possibilities of mobile This decade: Transform into an "Integrated Service Company" placing mobile at the core ^ 2020 Vision "Pursuing smart innovation" Evolution of service and network Social contribution beyond borders, across generations Advance industries through convergence of services Creating joy through connections Support for safe, secure and comfortable living^ "Mobile carrier" 2000-2010 "Personal life agent" 2011-2020 14. 2020 Vision "HEART" - Pursuing Smart Innovation -

15. Convergence of Industries/Services

Drive innovation and create new values in various business domains through the convergence of industries/services, leveraging the advancement of mobile and other technologies.

Convergence of industries/services

Various equipment + ICT

Information appliances, car navigation system, etc.



Medical/healthcare + ICT

Remote medicine using mobile, etc.



Media/content + ICT

Music/video distribution, e-books, etc.



Broadcasting + telecommunications

Next-generation broadcasting



Energy + ICT

Smart grid



Ecology + ICT

Bicycle sharing, etc.



New Values

Convenience/Enrichment/Efficiency

- Easy & simple operation eliminating cumbersome procedures
- Professional advice anytime when needed
- Savings on resources/energy, consumption, etc.



Safety/security

- Round-the-clock health support
- 24x7 monitoring of persons requiring care
- Safe storage of important information, etc.



Enjoyment/pleasure

- Retrieval of precious memories anytime as wanted
- Sharing of fun with people in a remote location
- Friend-making across borders, etc.



21

We have continually worked to create new values transcending the boundaries of industries by forming alliances with various external companies Sumitomo Mitsui Card Co., Ltd. x DOCOMO Dai Nippon Printing, Co., Ltd. x DOCOMO Tokio Marine & Nichido Fire Insurance Co., Ltd. X DOCOMO Avex Entertainment Inc. x DOCOMO Mobile business DENTSU Inc. ^x DOCOMO SANYO Electric Co., Ltd x DOCOMO Pioneer Corporation x DOCOMO Broadcasters x DOCOMO OAK LAWN MARKETING, Inc. x DOCOMO 16. Actions Undertaken for Transformation into an Integrated Service Company (1)

17. Actions Undertaken for Transformation into an Integrated Service Company (2)

Cumulative amount of investments made for majority stake ownership since FY 2008 is summarized below:

Cumulative investments for majority ownership (since FY2008)


(Amount invested)
¥1.0 billion
¥43.0 billion
¥52.0 billion
2008
2009
2010
2011 (planned)
(fiscal year)

DOCOMO's principal majority investments since FY2008

- **OAK LAWN MARKETING, Inc.**
  TV/Internet shopping business
- **mmbi, Inc.**
  New broadcasting business for mobile devices
- **net mobile AG**
  Content delivery platform business
- **D2 COMMUNICATIONS, Inc.**
  Mobile internet advertisement business
- **Joint Venture with INTAGE, Inc.**
  Mobile research & marketing business

23

Create new values and markets in collaboration with alliance partners Create new markets Create new values through innovation Various industries/services Mobile x 18. Toward New Market Creation Create new markets primarily in business areas that offer great synergies with mobile business by driving innovation through the convergence with various industries/services in collaboration with alliance partners

Mobile Communications business Media/Content business Medical/Healthcare business 19. Toward Further Value Creation as an Integrated Service Company Going forward, as an Integrated Service Company, we will further implement measures aimed at creating new values in a wide range of business domains that offer great synergies with our core mobile business Finance/Payment business Commerce business Aggregation/Platform business M2M business Safety/Security business Environment/Ecology business

20-1. Principal Actions for New Market Creation

Promote various initiatives in collaboration with alliance partners, with the aim of creating new values through the convergence of mobile with other industries/services

Media/Content business

Business relating to the convergence of mobile with various media and content

Growth prospects*

"mmbi", "D2C", "Delivery of video (broadcasting)/music/book/other information content", etc.



¥70.0 billion
Approx.
3-5 fold
FY2011
FY2015

Finance/Payment business

Business relating to finance and payment services using mobile's unique properties or credit function

"Credit (iD/DCMX)", "One-time insurance",
"Mobile payment/money transfer/ docomo account",
"Global payment aggregation"
"Mobile Phone Protection & Delivery service", etc.



¥180.0 billion
Approx.
1.5 fold
FY2011
FY2015

Commerce business

Business relating to commerce services leveraging mobile's unique properties

"Online shopping service",
"TV shopping service (OAK LAWN MARKETING, etc.)"
"Customer referral to physical shops",
"Targeted advertisement", etc.



¥60.0 billion
Approx.
3-5 fold
FY2011
FY2015

Medical/Healthcare business

Business relating to health/medical care services using mobile

"Health management/preventive care support services"
"Services linked with health insurance/ welfare programs",
"Medical examination/treatment support services", etc.



¥4.0 billion
Approx.
7-10 fold
FY2011
FY2015

*: Ratio of projected revenues for FY2015 /FY2011

26

20-2. Principal Actions for New Market Creation

M2M business

Business relating to convergence of mobile with various tools/equipment

"Global M2M platform"
"Gaming console/e-book reader/ camera/healthcare equipment/ automobile/car navigation system/ construction machinery", etc.

¥10.0 billion (FY2011) → Approx. 7-10 fold (FY2015)

Aggregation/Platform business

Business relating to aggregation and various other services deployed mainly in overseas markets

"net mobile" (Germany),
"Content aggregation",
"Portal aggregation", etc.

¥10.0 billion (FY2011) → Approx. 7-10 fold (FY2015)

Environment/Ecology business

Various energy/ecology-related businesses leveraging mobile

"Service utilizing energy consumption log",
"Green base station",
"Horticulture support",
"Bicycle sharing", etc.

¥3.0 billion (FY2011) → Approx. 10-20 fold (FY2015)

Safety/Security business

Business relating to safety & security services using mobile

"Security-related services",
"Data storage-related services",
"Monitoring-related services", etc.

¥15.0 billion (FY2011) → Approx. 3-5 fold (FY2015)

27

investments alliances 21. Global Expansion (1) Focus on platform construction, etc., for global business expansion as an Integrated Service Company in addition to promoting investments in or alliances with overseas carriers Platform service Carrier Past Future VMG (Vietnam) BW (Germany) Baidu JV (China) (Planned) D2C (China) Geographic expansion Service expansion Actively deploy platform business "M2M platform" "Content aggregation platform" "Finance/payment platform" : Coordinate Secure contact with broad range of customers Deployment in other carriers

22. Global Expansion (2) Independent service deployment in each country/region Universal service deployment in Japan and other global markets M2M Services M2M platform Aim to achieve convergence of industries/services on a global scale by offering global platform services such as M2M or services catered to local differences in each market such as finance/payment services Japan Emerging markets (Africa, etc.) Europe Finance/Payment services Carrier-led Non-carrier-led Bank substitution with mobile charging (prepaid) Ex) Expand adoption of prepaid banking Ex) Expansion of payment service offered by net mobile Ex) Osaifu-Keitai e-wallet DCMX

23. To Expand Revenues from New Businesses

To become an "Integrated Service Company placing mobile at the core", the aim is to expand the revenue size of New Businesses for FY2015 to approximately ¥1 trillion, approximately 2.5 times the level of FY2011.

Revenues from New Businesses



(Revenues)
Approx.
¥1.0 trillion
Approx.
2.5 times
Approx.
¥0.4 trillion
2011
2015
(Fiscal year)

Initiatives for market creation

Create new markets by driving innovation through the convergence with other industries/services by collaboration with alliance partners, such as setting up joint ventures, in which DOCOMO in principle owns a majority equity stake.
For global expansion, focusing on actively deploying platform business.

Principal business areas:

- Media/content business
- Commerce business
- Finance/payment business
- Medical/healthcare business
- Environment/ecology business
- M2M business
- Aggregation/platform business
- Safety/Security business

etc

30

^^.Use of Cloud and Initiatives for Building Customer Trust and Delivering Peace of Mind

24. DOCOMO's Clouds Propel service innovation and convergence of industries/services leveraging "DOCOMO's clouds", to allow people to lead a smart life characterized by enhanced convenience, fulfillment, efficiency and safety/security Platform underpinning wide range of services for consumers Solutions platform for provision of new business styles Platform that adds value through sophisticated information/communication processing performed on the network DOCOMO's clouds "Personal" cloud "Business" cloud Network cloud "Personal" cloud "Business" cloud Network cloud

25. New Values Envisaged by "Personal" Cloud Create new values through the convergence with various industries/services, leveraging the vast amount of data and the powerful information processing capability (peta-mining, etc.) residing in the "personal" cloud built with robust security Multi-device, Multi-network Mobile phone data backup, etc. User's life/business scenes Mobile spatial statistics Medical info. etc Learning info. Entertainment info. Environment sensing Convergence with various industries/services Deliver broad range of services leveraging various data and features of the "personal" cloud ID authentication/billing & payment Data storage Matching/recommend/peta-mining/profiling Various logs Social/ environment data External data DOCOMO's "Personal" cloud Purchase log, etc. Business- related info. etc.

Services to be provided by "Business" cloud PC Smartphone Mobile phone Tablet ^^Robust security For specific sectors ^^^ WEB mail Document sharing Sales report Scheduler Address book ToDo/Memo CRM Project management 0 10 20 30 40 Basic menu Industry-specific solutions Cross-industry horizontal solutions ^^"Business" cloud 26. New Business Styles to be Created by "Business" Cloud Provide customers with a wide array of business solutions that can be used over multiple devices, with the aim of creating innovative business styles free of constraints of location, etc. ^ Medical/ pharmaceutical ^ Construction/ real-estate ^^^^^^ etc. ^ Negotiation management ^ Customer discovery ^Budget management ^ Workload management Convergence with various industries/services Custom-made solutions Create new values hand-in-hand with customers

27. New Communication Styles to be Offered by Network Cloud

Offer various added value by performing sophisticated information/communication processing with the network cloud


Network cloud
Voice recognition
Voice synthesis
Location data
Voice storage
Translator phone
Information analysis
Photo conversion
Content sharing
Network
Collaboration of network and devices
Devices

Efficiently realize wide variety of services by optimally splitting functions and processing between the network and devices

"Translator phone"

Automatic simultaneous translation service for voice calls
(Trial service to commence in Nov. 2011)


Konnichiwa!
Voice recognition
Japanese text
Translate
Foreign language text
Voice synthesis
Hello!

"Communication Agent"

Provides real-time recommendation in response to voice commands


Any good restaurants nearby?
Voice recognition
Agent algorithm
Analysis/Info. collection
Voice synthesis
Good Italian in 5-minutes walk!

"*Kaki* Communication"

A service that allows users to view or operate the same data content while talking to each other


Content sharing
Voice call

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28. Enhancing Security & Reliance（Expansion of customer support）

Strengthen our customer support services to allow users to use our services free of concerns in both mobile and new businesses, leveraging the experience and know-how accumulated by our customer contacts—one of the strengths of DOCOMO group

Enrichment of support offered at customer contacts

docomo shops

Respond to customer's requests/consultations, and disseminate information pertaining to new services/initiatives, etc.



2,390 shops nationwide
(As of Sept. 30, 2011)

- Mobile phone classes (smartphones, etc.)
- Consultation pertaining to phone use
- Support for handset failure and other troubles
- Various other consultations, etc.

Call centers, etc.

Continually respond to various requests and inquiries of customers, introducing new measures such as remote customer support.
Increase opportunities for customers to try out products at "Smartphone Lounges"



(局番なし) 151 (無料)



docomo smartphone lounge

Enrichment of after-sales support

Support in case of handset failure/loss

Support customers with various after-sales services in the event of handset failure or losses



- Mobile Phone Protection and Delivery service
- Battery Pack *Anshin* Support
- Free handset repair service
- *Omakase* Lock, etc.

Data backup/restoration

Offer backup/restoration support for various customer data (address book, mail, bookmarks, images, etc.)



Data encryption
Backup
Storage center
Restore
ケータイデータお預かり

- Data Security service
- Data restoration of handsets damaged by water exposure

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29. Promotion of CSR

Actively promote CSR activities toward realization of a safe, secure and sustainable society

DOCOMO's CSR message
Connecting people. Connecting society.
Opening the doors to new worlds.

Promotion of universal design



Promote "universal design" at shops, etc.

Mobile phone safety classes



At schools: Approx. 5,200 sessions
For elderly: Approx. 800 sessions
(Conducted in FY2010)

Filtering service



i-mode filter, sp-mode filter, etc.

Realization of low-carbon society


Tachikawa ICT ecology center

Reduce in-house CO2 emissions by over 10% by reducing power consumption of communication facilities, etc.
(FY2020 target: in comparison with FY2008)

Realization of a recycling society



Mobile phones made with surplus wood



Handset recycling

Protection of biodiversity



"docomo Woods" reforestation/thinning activities

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30. New Disaster Preparedness Measures

Implement various measures aimed for enhanced safety and security, learning from the experience of the Great East Japan Earthquake

Response to Great East Japan Earthquake

Swift restoration of communication facilities

- Area restoration using mobile base stations, satellite circuits, large-zone scheme, etc.
- Restoration of areas within 20km radius of Fukushima Power Plant





Recovered quality to pre-disaster levels by Sept. 30, 2011

Support for disaster victims

- Free rental of mobile phones
- Installation of free battery charging stations
- Provision of Disaster Message Board service and Restoration Area Maps



New disaster preparedness measures

Securing communication in key areas



Roll-out of large-zone base stations


Battery
Key sites

Securing power supply in view of possible outage

Swift response to disaster-stricken areas



Swift provision of satellite mobile phones



Increase of microwave entrance & satellite circuits

Further improvement of customer convenience

エリアメール

Enrichment of Restoration Area Maps, Area Mail service

Voice file message service

Provision of services using voice, SNS

Future plans

Enhance reliability by redundancy and dispersal of the locations of important systems

Includes dispersing customer information system and packet communication platform (for smartphone) to west Japan from Tokyo metropolitan area.

Further promote usage of ICT

Delivering disaster information by SNS

Provide support for full-scale reconstruction of disaster-stricken areas

Includes establishing specialized organization to support full-scale reconstruction

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Mobile business Further improvement of customer satisfaction Implement initiatives that allow users to use our services free of concerns in both mobile and new business domains New businesses Safety/ security Medical/ healthcare Commerce Aggregation/ platform Finance/ payment M2M Media/ content Environment/ ecology Stable network Customer contact through devices Customer base Physical contact with customers (docomo Shops/call centers) R&D capability Initiatives for "earning trust" and "delivering peace of mind" Business foundation constructed together with customers: Service infrastructure 31. Toward Further Improvement of Customer Satisfaction Earn long-term trust of customers Leveraging the strong business foundation that we have constructed together with customers, the entire DOCOMO group will work in unison toward the shared goal of becoming a corporate group that can earn the trust of customers, by continually listening to their voices and undertaking measures that allow them to continue using our services free of concerns even in new business domains

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